                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                AMENDMENT NO. 42


                               I.C.H. CORPORATION
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK ($1.00 PAR VALUE)
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   449264 10 0
- ------------------------------------------------------------------------------
                                   (CUSIP No.)

                                Gary R. Weitkamp
                               Hirn Reed & Harper
                              2000 Meidinger Tower
                           Louisville, Kentucky 40202
                                 (502) 585-2450

- ------------------------------------------------------------------------------

                                January 15, 1994
- ------------------------------------------------------------------------------
             (Date of Event which requires filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1(b)(3) or (4), check the following box:

(    )

Check the following box if a fee is being paid with this Statement:

(    )

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     ROBERT T. SHAW

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     PF, OO, AF, BK
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              30,846
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            12,537,336
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           30,846
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                12,537,336
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Robert T. Shaw beneficially owns 12,568,182 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.31%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     C. FRED RICE

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ###-##-####
- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

         United States Citizen
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              None
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            12,537,336
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           None
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                12,537,336
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     C. Fred Rice beneficially owns 12,537,336 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.25%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     IN

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED FIDELITY LIFE INSURANCE COMPANY

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1206360
- ------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              Not Applicable
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            2,713,696
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           Not Applicable
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                2,713,696
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated Fidelity Life Insurance Company beneficially owns 2,713,696 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.48%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

- ------------------------------------------------------------------------------

CUSIP NO.      449264 10 0
- ---------      -----------
- ------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON

     CONSOLIDATED NATIONAL CORPORATION (formerly Consolidated National Successor Corporation)

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     61-1067126
- ------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)    (    )     (b)    (    )

- ------------------------------------------------------------------------------

3.   SEC USE ONLY

- ------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     BK, OO, WC, AF
- ------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)          (   )

- ------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     Kentucky
- ------------------------------------------------------------------------------

     Number of      7.   SOLE VOTING POWER

     Shares              Not Applicable
                    ----------------------------------------------------------

     Beneficially   8.   SHARED VOTING POWER

     Owned By            12,537,336
                    ----------------------------------------------------------

     Each           9.   SOLE DISPOSITIVE POWER

     Reporting           Not Applicable
                    ----------------------------------------------------------

     Person         10.  SHARED DISPOSITIVE POWER

     With                12,537,336
                    ----------------------------------------------------------

- ------------------------------------------------------------------------------

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Consolidated National Corporation beneficially owns 12,537,336 shares of common stock of I.C.H. Corporation

- ------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
     (    )

- ------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.25%

- ------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     HC, CO

- ------------------------------------------------------------------------------

       This Amendment No. 42 amends Items 1, 2, 4 and 6 of the
Schedule 13D filed by and on behalf of Consolidated National Corporation ("CNC"), Robert T. Shaw ("Mr. Shaw"), C. Fred Rice ("Mr. Rice") and Consolidated Fidelity Life Insurance Company ("CFLIC") and restates the entire text of the Schedule 13D in accordance with Item 101(a)(2)(ii) of Regulation S-T adopted by the Securities and Exchange Commission.

ITEM 1.  SECURITY AND ISSUER.
       This Schedule 13D relates to the Common Stock ($1.00 par value) ("Common Stock") of I.C.H. Corporation ("ICH"), a Delaware corporation with principal executive offices located at 100
Mallard Creek Road, Suite 400, Louisville, Kentucky 40207.

ITEM 2.  IDENTITY AND BACKGROUND.
       ROBERT T. SHAW. Mr. Shaw is presently principally occupied as an executive officer and director of CNC, an insurance holding company. Mr. Shaw's business address is 4211 Norbourne Boule-vard, Louisville, Kentucky 40207.
       C. FRED RICE. Mr. Rice is presently principally occupied as an executive officer and director of CNC, an insurance holding company, and as an executive officer and/or director of various of its subsidiaries. Mr. Rice's business address if 4211
Norbourne Boulevard, Louisville, Kentucky 40207.
       Both Mr. Shaw and Mr. Rice are citizens of the United States of America. During the past five years, neither Mr. Shaw nor Mr. Rice has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       CONSOLIDATED NATIONAL CORPORATION. CNC is a Kentucky corporation primarily engaged, indirectly, in the business of owning, controlling, operating and managing life insurance company subsidiaries. The address of its principal office and principal place of business is 4211 Norbourne Boulevard, Louis-ville, Kentucky 40207. During the past five years, neither CNC nor its executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or subjected it or them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       CNC is owned as follows:

              Name                       Shares
              ----                       ------
       Robert T. Shaw                    54.84%
       C. Fred Rice                      35.02%
       Edward J. Carlisle                10.14%
                                         ------
              Total                        100%


       CNC's executive officers and directors are as follows:

              Name                Position
              ----                --------
       Robert T. Shaw             President, Treasurer and Director
       C. Fred Rice               Vice President, Secretary and Director
       Edward J. Carlisle         Director

       The present principal occupations, business addresses and citizenships of Mr. Shaw and Mr. Rice are disclosed above. Edward J. Carlisle ("Mr. Carlisle") is retired. Mr. Carlisle's business address is 4211 Norbourne Boulevard, Louisville, Kentucky 40207.
Mr. Carlisle is a citizen of the United States of America.
       CONSOLIDATED FIDELITY LIFE INSURANCE CORPORATION. CFLIC is a Kentucky corporation engaged in the business of insurance. The address of its principal office and principal place of business is 4211 Norbourne Boulevard, Louisville, Kentucky 40207. During the past five years, neither CFLIC nor any of its executive officers or directors has been convicted in a criminal proceed-ing, excluding traffic violations or similar misdemeanors, or has been a party to a civil proceeding of a judicial or administra-tive body of competent jurisdiction which resulted in or subject-ed it or them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
       CNC, Mr. Shaw and Mr. Rice own of record, respectively, 79.0%, 11.5% and 7.4% of the outstanding Class A Common Stock (Voting) of CFLIC. CNC owns of record 100% of the outstanding
Class B Common Stock (Non-Voting) of CFLIC and ICH owns of record 100% of the Preferred Stock (Non-Voting) of CFLIC.

       The executive officers and directors of CFLIC are:

            Name                         Position
            ----                         --------

       Jerry W. Rice                     Chairman of the Board, Vice
                                         President and Assistant Secretary

       Gerald J. Kohout                  President, Assistant Treasurer and
                                         Director

       David A. Commons                  Chief Financial Officer and
                                         Treasurer

       Patricia W. Gliessner             Secretary

       The present principal occupations, business addresses and citizenships of Messrs. Rice, Kohout and Commons and Ms. Gliessner are set forth below:
       Jerry W. Rice is presently principally occupied as Vice President of Facilities Management Installation, Inc., 500 N. Akard, Dallas, Texas 75201. Facilities Management Installation, Inc. is the service corporation subsidiary of ICH. His business address is 4211 Norbourne Boulevard, Louisville, Kentucky 40207. Mr. Rice is a citizen of the United States of America.
       Gerald J. Kohout is presently principally occupied as an officer of CFLIC. He is employed by Facilities Management Installation, Inc., 500 N. Akard, Dallas, Texas 75201. His business address is 500 N. Akard, Dallas, Texas 75201. Mr. Kohout is a citizen of the United States of America.
       David A. Commons is presently principally occupied as an officer of CFLIC. He is employed by Facilities Management Installation, Inc., 500 N. Akard, Dallas, Texas 75201. His business address is 500 N. Akard, Dallas, Texas 75201. Mr. Commons is a citizen of the United States of America.

       Patricia W. Gliessner is presently principally occupied as an Executive Secretary of ICH. She is employed by Facilities Management Installation, Inc., 500 N. Akard, Dallas, Texas 75201. Her business address is 100 Mallard Creek Road, Suite 400, Louisville, Kentucky 40207. Ms. Gliessner is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
       Not Amended.

ITEM 4.  PURPOSE OF TRANSACTION.
       See ITEM 6 for disclosure concerning the agreements entered into by CNC, CFLIC, Mr. Shaw and Mr. Rice pursuant to which (a) CNC and CFLIC have agreed to sell a total of 4,677,243 shares of Common
Stock to Torchmark Corporation, a Delaware corporation
("Torchmark"), (b) CNC and CFLIC have agreed to sell 4,456,820 shares of Common Stock to Stephens, Inc., an Arkansas corporation ("Stephens") and (c) CNC has agreed to sell 100,000 shares of Class B Common Stock ($1.00 par value) ("Class B Stock") of ICH to ICH. See ITEM 6 also for disclosure regarding the agreement by CFLIC to transfer 1,000,000 shares of Common Stock and 541,563 shares of Series 1984-A Preferred Stock ("Series 1984-A Preferred Stock") of ICH.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
       (a) CNC beneficially owns 12,537,336 shares of Common Stock (or 25.27% of those deemed outstanding).

       Mr. Shaw, by virtue of his ownership of 54.84% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 12,568,182 shares of Common Stock (or 25.34% of those deemed outstanding).
       Mr. Rice, by virtue of his ownership of 35.02% of the outstanding stock of CNC and his active involvement in CNC's business, may be deemed to be the beneficial owner of 12,537,336 shares of Common Stock (or 25.27% of those deemed out-standing).
       CFLIC is the beneficial owner of 2,713,696 shares of Common Stock (or 5.48% of those deemed outstanding).
       (b) The following table shows the number of shares of Common Stock beneficially owned by each reporting person over which such reporting person has sole or shared voting and/or dispositive power.



                                                                  Sole                  Shared
Reporting             Sole Voting         Shared Voting        Dispositive            Dispositive
 Person                  Power                Power               Power                  Power

  CNC                                      12,537,336(1)                              12,537,336(1)

 CFLIC                                      2,713,696(2)                               2,713,696(2)

Mr. Shaw                 30,846            12,537,336(3)          30,846              12,568,182(3)

Mr. Rice                                   12,537,336(3)                              12,537,336(3)


Notes to table:

       (1) Includes (a) 100,000 shares of Common Stock issuable upon conversion of the 100,000 shares of Class B Stock held of record by CNC, (b) 1,000,000 shares of Common Stock held of record by CFLIC, a subsidiary of CNC, and (c) 1,713,696 shares of Common Stock issuable upon conversion of the 541,563 shares of Series 1984-A Preferred Stock held of record by CFLIC.

                                            6


       (2) Includes (a) 1,000,000 shares of Common Stock held of record by CFLIC, and (b) 1,713,696 shares of Common Stock issu-able upon conversion of the 541,563 shares of Series 1984-A
Preferred Stock held of record by CFLIC.

       (3) Includes 12,537,336 shares of Common Stock beneficially owned by CNC. See Note (1) for information about CNC's indirect beneficial ownership of shares.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.



       Mr. Shaw, who owns 54.84% of CNC's stock and therefore has an indirect beneficial interest in a majority of the Class B
Stock owned by CNC, has agreed with ICH that he will not sell his beneficial interest in the Class B Stock to any person other than
ICH or permitted transferees unless three conditions are met.
First, he must sell his beneficial interest in all Class B Stock and Common Stock. Secondly, the purchaser of such beneficial interest must offer to acquire the outstanding shares of Common
Stock owned by all other ICH stockholders.   Finally, the terms
of Mr. Shaw's proposed sale must be approved by a majority of the independent directors of ICH and by vote of a majority of the shares of Common Stock voted on such approval by persons other than permitted transferees.  Mr. Shaw's agreement will be binding on all permitted transferees of his beneficial interest in the
Class B Stock and may not be amended without the approval of
ICH's directors and stockholders in the manner described in the preceding sentence. A copy of the Agreement between Mr. Shaw and ICH, as confirmed and agreed to by Mr. Rice, Mr. Carlisle and
CNC, was previously filed as Exhibit 25-1 hereto and is incorpo-rated herein by reference.
       In connection with ICH's assignment to CFLIC of the right to acquire, and CFLIC's purchase of, 500,000 shares of Common Stock from John A. Franco, CFLIC granted ICH, or ICH's designee, the option to acquire such 500,000 shares on or before December 31, 1996, for a purchase price per share equal to the greater of (a) $4.00 plus interest thereon for the period of time that CFLIC owns such shares at the simple rate of 10% per annum, or (b) the average closing sale price of the Common Stock, as reported by the American Stock Exchange, for the five trading days immediately preceding the date written notice of exercise is delivered. In addition, ICH granted CFLIC the right to require
ICH to purchase such shares, on December 31, 1996, at a price equal to $4.00 per share, plus interest thereon for the period of time that CFLIC owns such shares at the simple rate of 10% per annum.  A copy of the Agreement between ICH and CFLIC was
previously filed as Exhibit 38-1 and is incorporated herein by reference.
       CFLIC has loaned CNC $30,000,000, which loan is secured by 8,626,272 shares of Common Stock.
       CFLIC is a party to two retrocession agreements (the "Retro-cession Agreements") with Employers Reassurance Corporation
("ERC") under which ERC has reinsured certain business with
CFLIC.  CFLIC has established an escrow and a trust, pursuant to an escrow agreement and a trust agreement with First National
Bank of Chicago, and ERC has the right to receive the assets held in escrow and in trust in the event it recaptures the business reinsured under those retrocession agreements and CFLIC defaults in its obligations to pay ERC the amounts then due.  CFLIC
currently has on deposit in the trust (1) the $30,000,000 loan of CNC, and (2) the 541,563 shares of Series 1984-A Preferred Stock held by CFLIC.  CFLIC currently has on deposit in the
escrow 500,000 shares of Common Stock. The 8,626,272 shares of Common Stock have been released from the trust and are being held by CFLIC.
                                            8

       On June 15, 1993, ICH, CNC and CFLIC entered into an agree-ment (the "CFLIC Agreement") under which ICH is granted the right, and undertakes the obligation, to negotiate the recapture of certain insurance business written by an existing and a former subsidiary of ICH which is reinsured by CFLIC, and, pending completion of the recaptures, ICH agreed to invest in preferred stock of CFLIC. CFLIC is required to repurchase the preferred stock issued to ICH upon completion of the recaptures. The recaptures and CFLIC's repurchase of its preferred stock from ICH upon completion of the recaptures will result in the transfer of various assets held by CFLIC including 1,000,000 shares of Common Stock, ICH indebtedness to CFLIC, 541,563 shares of Series 1984-A Preferred Stock and 140,000 shares of ICH's Series 1987-B Preferred Stock.
       On January 15, 1994, CNC, CFLIC, Mr. Shaw and Mr. Rice entered into a series of agreements, including stock purchase agreements (the "Stock Purchase Agreements") pursuant to which:
       (a) ICH will repurchase from CNC the 100,000 shares of Class B Stock held by CNC at a price of $5.00 per share, and will thereby cancel the Class B Stock;
       (b) CNC will sell 4,236,820 shares of Common Stock, and CFLIC will sell 220,000 shares of Common Stock, to Stephens at a price of $5.00 per share;
       (c) CNC will sell 4,457,243 shares of Common Stock, and CFLIC will sell 220,000 shares of Common Stock, to Torchmark at a price of $5.00 per share; and
       (d) ICH and CNC will terminate the Management and Consult-ing Agreement, dated December 27, 1984, to which they are par-ties, and ICH will enter into an Independent Contractor and Services Agreement with each of Mr. Shaw and Mr. Rice.

       The closing of the above transactions is scheduled to occur simultaneously upon the satisfaction, or waiver, of all of the conditions to closing set out in the Stock Purchase Agreements. Torchmark and Stephens are permitted to assign their rights and delegate their duties under the Stock Purchase Agreements to a creditworthy person or entity reasonably acceptable to ICH.
       Under the Stock Purchase Agreements, CNC, CFLIC, Mr. Shaw and Mr. Rice agreed that the closing of the transactions contem-plated by the CFLIC Agreement would occur on or before May 30, 1994, and the transactions contemplated thereby would be consum-mated on substantially the same economic terms as set forth in the CFLIC Agreement. In a letter dated January 15, 1994, CNC and ICH agreed that anytime after March 31, 1994, CNC may deliver written notice to ICH and ICH shall deliver to CNC the Excepted Assets (as defined in the CFLIC Agreement) within 60 days after receipt of such notice, whether the reinsurance transactions contemplated by the CFLIC Agreement have been completed or not; and, after expiration of such 60 days, ICH shall deliver the Excepted Assets to CNC; provided that, upon delivery of the Excepted Assets, CNC, Mr. Shaw, Mr. Rice and Mr. Carlisle shall deliver to ICH all of the outstanding capital stock of CFLIC.
       Except as otherwise disclosed herein, there are no con-tracts, arrangements, undertakings or relationships, legal or otherwise, among the persons named in ITEM 2 or between such persons and any other person with respect to any equity securi-ties of ICH.
                                           10

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.
       The following exhibits are attached hereto:
Exhibit No.                                     Description
       42-1 Stock Purchase Agreement dated January 15, 1994 among ICH, CNC, CFLIC, Mr. Shaw, Mr. Rice and Torchmark (incorporated by reference to Exhibit 1 to ICH's Current Report on Form 8-K (File No. 1-
                     7697) filed January 27, 1994).
       42-2 Stock Purchase Agreement dated January 15, 1994 among ICH, CNC, CFLIC, Mr. Shaw, Mr. Rice and Stephens (incorporated by reference to Exhibit 2 to ICH's Current Report on Form 8-K (File No. 1-
                     7697) filed January 27, 1994).
       42-3 Stock Purchase Agreement dated January 15, 1994 between CNC and ICH (incorporated by reference to Exhibit 3 to ICH's Current Report on Form 8-K (File No. 1-7697) filed January 27, 1994).

                                        SIGNATURE
       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:   January 27, 1994
                                  /s/ ROBERT T. SHAW
                                  ---------------------------------------
                                  Robert T. Shaw, Individually


                                  /s/ C. FRED RICE
                                  ---------------------------------------
                                  C. Fred Rice, Individually


                                  CONSOLIDATED NATIONAL CORPORATION


                                  By: /s/ ROBERT T. SHAW
                                  ---------------------------------------
                                      Robert T. Shaw, President


                                  CONSOLIDATED FIDELITY LIFE
                                  INSURANCE COMPANY


                                  By: /s/ JERRY WALLACE RICE
                                      -----------------------------------
                                      Jerry Wallace Rice, Vice President